Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

June 30, 2025.

Item 3	News Release

The press release attached as Schedule “A” was released on July 1, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

July 1, 2025.

Schedule “A”

Bitfarms Announces Results of Annual General and Special Meeting of Shareholders

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario (June 30, 2025) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (the “Company”), a global vertically integrated Bitcoin data center company, today announces the results of its annual general and special meeting of shareholders (the “Meeting”), held virtually on June 30, 2025. A total of 224,085,154 common shares, representing 43.9% of the issued and outstanding common shares (“Common Shares”) of the Company, were represented at the Meeting in person or by proxy. All items of business set forth in the Management Information Circular dated May 23, 2025 (the “Circular”) were approved by shareholders at the Meeting.

Based on the proxies received and the votes cast at the Meeting, six directors (the “Directors”) were elected for the ensuing year. The following is a tabulation of the votes submitted:

Nominee	Votes For	Votes Withheld*
Brian Howlett	151,857,664	6,458,730
Andrew J. Chang	151,870,218	6,446,175
Amy Freedman	151,872,656	6,443,738
Ben Gagnon	151,064,598	7,251,797
Edie Hofmeister	151,042,254	7,274,141
Fanny Philip	149,617,634	8,698,761

*	Proxies representing a total of: (i) 85,768,759 Common Shares were not voted in respect of the elections of Benjamin Gagnon, Edith Hofmeister, and Fanny Philip as director; (ii) 85,768,760 Common Shares were not voted in respect of the elections of Brian Howlett and Amy Freedman as director; and (iii) 85,768,761 Common Shares were not voted in respect of the elections of Andrew J. Chang as director.

Shareholders also voted in favor of reappointing PricewaterhouseCoopers LLP as independent auditors of the Company for the ensuing year and authorized the Directors to fix their remuneration, with votes “For” totaling 236,832,671 Common Shares and votes “Withheld” totaling 7,252,479 Common Shares.

With votes “For” totaling 131,083,589 Common Shares and 27,232,799 “Against”, shareholders voted in favor of an ordinary resolution approving the Company’s new omnibus incentive plan and the unallocated entitlements thereunder for a period of three (3) years, as more particularly described in the Circular.

With votes “For” totaling 202,494,926 common shares and 41,590,225 “Against”, shareholders voted in favor of a special resolution to approve a future consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares, if, and at such time following the date of the Meeting up to and including June 30, 2027, as may be determined by the board of directors of the Company in its sole discretion, as more particularly described in the Circular.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a North American energy and compute infrastructure company that develops, owns, and operates vertically integrated data centers. Bitfarms currently operates 15 data centers situated in four countries, which currently mine Bitcoin: the United States, Canada, Argentina and Paraguay.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
http://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the results of the Meeting, adoption of the Company’s new omnibus incentive plan, the consolidation of the Company’s common shares, growth opportunities and prospects for the Company, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the Panther Creek location related milestones which are conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility to generate positive returns at the Panther Creek location; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three months ended March 31, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

lyonker@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com

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